Free Writing Prospectus (To the Prospectus dated August 31, 2007, Prospectus Supplement dated September 4, 2007 and Index Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 September 27, 2007, as amended on October 16, 2007

$ “Beta Plus” Notes due October [•], 2009 Linked to the Performance of a Basket of Commodities and Sub-Indices Medium-Term Notes, Series A, No. C-038

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC‡

Basket Initial Valuation Date:	October [•], 2007

Issue Date:	October [•], 2007

Basket Final Valuation Date:	October [•], 2009*

Maturity Date:	October [•], 2009* (resulting in a term to maturity of approximately two years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	A basket consisting of the following commodities and sub-indices (each a “Sub-Index”, and together the “Sub-Indices”) of the S&P GSCI™ Commodity Index (the “S&P GSCI™”) (each a “basket component”, and together, the “basket components”) in weighted allocations:

Commodities	Weight	C(i) Initial (as defined below)
Copper, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement	20.00%
Zinc, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement	10.00%
Lead, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement	5.00%
Gold, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement	5.00%
Platinum, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement	5.00%

Sub-Indices of S&P GSCI™	Reuters Page	Weight	C(i) Initial (as defined below)
S&P GSCITM Wheat Index Excess Return (tracking the prices of wheat)	SPGSWHP	15.00%
S&P GSCITM Corn Index Excess Return (tracking the prices of corn)	SPGSCNP	10.00%
S&P GSCITM Soybeans Index Excess Return (tracking the prices of soybean)	SPGSSOP	15.00%
S&P GSCITM Sugar Index Excess Return (tracking the prices of sugar)	SPGSSBP	5.00%
S&P GSCITM Cotton Index Excess Return (tracking the prices of cotton)	SPGSCTP	5.00%
S&P GSCITM Coffee Index Excess Return (tracking the prices of coffee)	SPGSKCP	5.00%

Beta Plus Factor:	A percentage between 7.5% and 10.5%, to be determined on the basket initial valuation date.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

$1,000 + $1,000 x (Basket Performance + Beta Plus Factor)

If the Basket Performance declines, you will lose 1% of the principal amount of your Notes for every 1% that the Basket Performance declines by more than the Beta Plus Factor. You may lose up to (1-Beta Plus Factor)% of your initial investment.

Basket Performance

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C (i) Initial = The settlement price or closing level, as applicable, of each basket component on the basket initial valuation date;

C(i) Final = The settlement price or closing level, as applicable, of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component as indicated above.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738GVT4 and US06738GVT48

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” and “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “ Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007 and the prospectus supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part, and the reference asset information contained in the index supplement dated September 4, 2007. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

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What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume a Beta Plus Factor of 10.5%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Performance	Payment at Maturity	Total Return on the Notes
100.00%	2105.00	110.50%
90.00%	2005.00	100.50%
80.00%	1905.00	90.50%
70.00%	1805.00	80.50%
60.00%	1705.00	70.50%
50.00%	1605.00	60.50%
40.00%	1505.00	50.50%
30.00%	1405.00	40.50%
20.00%	1305.00	30.50%
10.00%	1205.00	20.50%
0.00%	1105.00	10.50%
-10.00%	1005.00	0.50%
-20.00%	905.00	-9.50%
-30.00%	805.00	-19.50%
-40.00%	705.00	-29.50%
-50.00%	605.00	-39.50%
-60.00%	505.00	-49.50%
-70.00%	405.00	-59.50%
-80.00%	305.00	-69.50%
-90.00%	205.00	-79.50%
-100.00%	105.00	-89.50%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000 and a Beta Plus Factor of 10.5%.

Example 1: In this case, the basket performance is positive as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Copper	8,100.00	8,400.00	3.70%	20.00%	0.74%
Zinc	3,105.50	3,200.00	3.04%	10.00%	0.30%
Lead	3,894.50	4,000.00	2.71%	5.00%	0.14%
Gold	749.5	800.0	6.74%	5.00%	0.34%

Platinum	1,416.00	1,550.00	9.46%	5.00%	0.47%
S&P GSCITM Wheat Index Excess Return	50.0126	60.0000	19.97%	15.00%	3.00%
S&P GSCITM Corn Index Excess Return	13.4623	15.0000	11.42%	10.00%	1.14%
S&P GSCITM Soybeans Index Excess Return	266.623	285.000	6.89%	15.00%	1.03%

S&P GSCITM Sugar Index Excess Return	16.74	20.00	19.47%	5.00%	0.97%

S&P GSCITM Cotton Index Excess Return	43.8566	50.0000	14.01%	5.00%	0.70%

S&P GSCITM Coffee Index Excess Return	29.815	35.000	17.39%	5.00%	0.87%

Basket					9.71%

Step 2: Calculate the payment at maturity.

The payment at maturity is equal to (a) the principal amount plus (b) the principal amount multiplied by (i) the basket performance plus (ii) the Beta Plus Factor, calculated as follows:

$1,000 + $1,000 x (Basket Performance + Beta Plus Factor) = 1000 + 1000 * (9.71% + 10.5%) = $1,202.10

Therefore, the payment at maturity is $1,202.10 per $1,000 principal amount Note, representing a 20.21% return on investment over the term of the Notes.

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Example 2: In this case, the basket performance is negative, but has not declined by more than the Beta Plus Factor, as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Copper	8,100.00	7,800.00	-3.70%	20.00%	-0.74%
Zinc	3,105.50	3,000.00	-3.40%	10.00%	-0.34%
Lead	3,894.50	4,000.00	2.71%	5.00%	0.14%
Gold	749.5	700.0	-6.60%	5.00%	-0.33%

Platinum	1,416.00	1,300.00	-8.19%	5.00%	-0.41%
S&P GSCITM Wheat Index Excess Return	50.0126	45.0000	-10.02%	15.00%	-1.50%
S&P GSCITM Corn Index Excess Return	13.4623	13.0000	-3.43%	10.00%	-0.34%
S&P GSCITM Soybeans Index Excess Return	266.623	250.000	-6.23%	15.00%	-0.94%

S&P GSCITM Sugar Index Excess Return	16.74	20.00	19.47%	5.00%	0.97%

S&P GSCITM Cotton Index Excess Return	43.8566	40.0000	-8.79%	5.00%	-0.44%

S&P GSCITM Coffee Index Excess Return	29.815	25.000	-16.15%	5.00%	-0.81%

Basket					-4.74%

Step 2: Calculate the payment at maturity.

The payment at maturity is equal to (a) the principal amount plus (b) the principal amount multiplied by (i) the basket performance plus (ii) the Beta Plus Factor, calculated as follows:

$1,000 + $1,000 x (Basket Performance + Beta Plus Factor) = 1000 + 1000 * (-4.74% + 10.5%) = $1,057.60

Therefore, the payment at maturity is $1,057.60 per $1,000 principal amount Note, representing a 5.76% return on investment over the term of the Notes.

Example 3: In this case, the basket performance is negative, and has declined by more than the Beta Plus Factor, as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Copper	8,100.00	7,500.00	-7.41%	20.00%	-1.48%
Zinc	3,105.50	2,800.00	-9.84%	10.00%	-0.98%
Lead	3,894.50	4,000.00	2.71%	5.00%	0.14%
Gold	749.5	700.0	-6.60%	5.00%	-0.33%

Platinum	1,416.00	1,200.00	-15.25%	5.00%	-0.76%
S&P GSCITM Wheat Index Excess Return	50.0126	40.0000	-20.02%	15.00%	-3.00%
S&P GSCITM Corn Index Excess Return	13.4623	12.0000	-10.86%	10.00%	-1.09%
S&P GSCITM Soybeans Index Excess Return	266.623	230.000	-13.74%	15.00%	-2.06%

S&P GSCITM Sugar Index Excess Return	16.74	20.00	19.47%	5.00%	0.97%

S&P GSCITM Cotton Index Excess Return	43.8566	35.0000	-20.19%	5.00%	-1.01%

S&P GSCITM Coffee Index Excess Return	29.815	20.000	-32.92%	5.00%	-1.65%

Basket					-11.25%

Step 2: Calculate the payment at maturity.

The payment at maturity is equal to (a) the principal amount plus (b) the principal amount multiplied by (i) the basket performance plus (ii) the Beta Plus Factor, calculated as follows:

$1,000 + $1,000 x (Basket Performance + Beta Plus Factor) = 1000 + 1000 * (-11.25% + 10.5%) = $992.50

Therefore, the payment at maturity is $992.50 per $1,000 principal amount Note, representing a –0.75% return on investment over the term of the Notes

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Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The basket final valuation date, the maturity date, the payment at maturity and the settlement price or closing level, as applicable, of the reference asset on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” and “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”, “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the Basket Performance of up to 10.5%, depending on the Beta Plus Factor amount. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled forward contract with respect to the reference asset. If your Notes are so treated, you would generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. Because of the uncertainty as to the United States federal income tax treatment of your Notes, alternative tax characterizations are possible. For example, the Internal Revenue Service may take the position that you are required to accrue the Beta Plus Factor over the life of the Notes and that such amount should be characterized as ordinary income irrespective of the amount that you receive upon maturity of your Notes. For a further discussion of the tax treatment of your Notes as well as additional possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•

“Additional Risks Relating to Notes with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities”; and

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the Basket Performance is positive or negative. Your investment will be fully exposed to any decline in the performance of the reference asset beyond the Beta Plus Factor as compared to the initial settlement prices or closing levels, as applicable, of the reference asset. Depending on the Beta Plus Factor, you will lose up to 92.5% of your initial investment if the reference asset declines by more than Beta Plus Factor.

•	No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there

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is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset Consisting of the Sub-Indices

As the Sub-Indices are each a sub-index of the S&P GSCI™ Excess Return Index, disclosure in the index supplement relating to the methodology for compiling the S&P GSCI™ Excess Return Index accordingly relates as well to the methodology of compiling the Sub-Indices. See the information set forth under “Commodity Indices—S&P GSCI™ Commodity Indices” in the index supplement. Each of the Sub-Indices is calculated in the same manner as the S&P GSCI™ Excess Return Index, except that (i) the daily contract reference prices, CPWs and “roll weights” used in performing such calculations are limited to those of the commodities included in the relevant Sub-Index and (ii) each Sub-Index has a separate normalizing constraint. The dollar weights and daily contract reference prices used in calculating each such normalizing constraint are limited to those of the designated contracts included in the relevant Sub-Index.

Historical Information

The following graph sets forth the historical performance of the reference asset based on the daily reference asset settlement price or closing level, as applicable, from January 4, 2000 through October 12, 2007. The settlement prices on October 12, 2007 were US$8,100/tonne with respect to Copper, US$3,105.50/tonne with respect to Zinc, US$3,894.50/tonne with respect to Lead, US$749.50/troy ounce with respect to Gold and US$1,416.00/troy ounce with respect to Platinum; the closing levels on October 12, 2007 were 50.0126 with respect to the S&P GSCITM Wheat Index Excess Return, 13.4623 with respect to the S&P GSCITM Corn Index Excess Return, 266.623 with respect to the S&P GSCITM Soybeans Index Excess Return, 16.74 with respect to the S&P GSCITM Sugar Index Excess Return, 43.8566 with respect to the S&P GSCITM Cotton Index Excess Return and 29.815 with respect to the S&P GSCITM Coffee Index Excess Return.

We obtained the reference asset settlement price or closing levels, as applicable, below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the reference asset closing level or settlement price on the basket final valuation date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP-10

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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